UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49765

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aethlon Capital, LLC

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 S. 6th St., Suite 1790

(No. and Street)

Minneapolis   MN   55402

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sima Griffith   612-338-6065

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly US, LLP, Lindell, John

(Name – *if individual, state last, first, middle name*)

225 S. 6th St., Suite 2300   Minneapolis   MN   55402

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Public

OATH OR AFFIRMATION

I, Sima Griffith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aethlon Capital, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN J HAIDA
Notary Public
State of Minnesota
My Commission Expires
January 31, 2025

Signature

Managing Principal
Title

2/26/21
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AETHLON CAPITAL, LLC
Minneapolis, Minnesota

FINANCIAL STATEMENT

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2020

AETHLON CAPITAL, LLC

TABLE OF CONTENTS
As of December 31, 2020



Report of Independent Registered Public Accounting Firm

To the Sole Member of Aethlon Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aethlon Capital, LLC (the Company) as of December 31, 2020, the related statements of operations, member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly US, LLP

We have served as the Company's auditor since 2001.
Minneapolis, Minnesota
February 26, 2021

1

AETHLON CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2020

ASSETS

CASH & CASH EQUIVALENTS	$	226,948
MARKETABLE SECURITIES		209,265
RIGHT-OF-USE LEASED ASSETS		44,046
TRADEMARK		1,650
TOTAL ASSETS	$	481,909

LIABILITIES AND MEMBER'S EQUITY

ACCOUNTS PAYABLE	$	5,024
LEASE LIABILITIES		50,852
TOTAL LIABILITIES		55,876
MEMBER'S EQUITY		426,033
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	481,909

See accompanying notes to financial statement.

AETHLON CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT
As of December 31, 2020

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Aethlon Capital, LLC (the Company) was formed in October 1996 as a limited liability company under Chapter 322B of the Minnesota statutes. The Company will continue until October 30, 2026 unless terminated prior to that time.

The Company is a licensed securities broker-dealer and specializes in providing investment banking services for public and private emerging growth companies. Services provided include merger and acquisitions services and general corporate finance advisory services.

The Company is a member of the Securities Investors Protection Corporation (SIPC) and Financial Industry Regulatory Authority (FINRA).

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of Federal Deposit Insurance Corporation (FDIC) and similar insurance coverages are subject to the usual banking risks associated with funds in excess of those limits.

Marketable Securities

Marketable securities consist of publicly traded common stock and are classified as trading securities. Trading securities are reported at fair market value with all unrealized gains (losses) included in other income on the statements of operations.

Accounts Receivable

Accounts receivable are stated at the amount billed to the customer. The Company's accounts receivable are generally unsecured. No allowance for doubtful accounts was considered necessary at December 31, 2020.

Property and Equipment, Net

Property and equipment consists of computer equipment, furniture, website and leasehold improvements and are recorded at cost and being depreciated using the straight-line method over estimated useful lives of 3 to 7 years. Repairs and maintenance costs are expensed as incurred.

Property and equipment consisted of the following as of December 31, 2020:

Equipment and furniture	$	53,389
Website		22,100
Leasehold improvements		1,749
Total		77,238
Less: Accumulated depreciation and amortization		(77,238)
	$	0

AETHLON CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT
As of December 31, 2020

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company is a disregarded entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company is not currently under examination by any taxing jurisdiction.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2020, the Company had net capital of $378,279 which was $373,279 in excess of its required net capital of the greater of $5,000 or 1/15 of adjusted aggregate indebtedness. The Company's net capital ratio was 0.03 to 1 as of December 31, 2020.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2020 FOCUS filing. The company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to merger and acquisitions services and general corporate finance advisory services.

NOTE 3 - Line of Credit - Bank

The Company has a $90,000 line of credit agreement with a bank. The line of credit is due on demand and is collateralized by the general business assets of the Company and guaranteed by the sole member. Interest is payable monthly at the prime rate plus 1.0% (4.25% as of December 31, 2019). There was $0 outstanding on the line of credit as of December 31, 2020.

NOTE 4 – Leases

In accordance with ASU 2016-02, *Leases (Topic 842)*, the Company's leases with terms longer than twelve months are recorded on the statement of financial condition. The Company leases office space and a vehicle which are all classified as operating leases.

The Company has a non-cancelable operating lease for office space. The lease expires March 2022 and requires monthly base rents increasing from $0 to $2,665 over the term of the lease. In addition, the Company is required to pay its pro rata share of the building's property taxes and operating expenses which

AETHLON CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT
As of December 31, 2020

NOTE 4 – Leases (cont.)

are excluded from the minimum lease payments. The Company does not believe it will exercise its option to extend the lease at the end of the term.

The Company also leases a vehicle under an operating lease that expires August 2023. The monthly lease payment is $459. The Company does not believe it will exercise its option to purchase the vehicle at the end of the term.

The Company had $44,046 of operating lease right-of-use assets as of December 31, 2020. Operating leases on the statement of financial condition as of December 31 were:

Right-of-Use Leased Asset		
Right-of-Use Office Lease	$	30,594
Right-of-Use Car Lease		13,452
Total Right-of-Use Leased Asset	$	44,046
Lease Liability		
Lease Liability – Office	$	37,400
Lease Liability – Car		13,452
Total Lease Liability	$	50,852

The weighted average remaining lease term is 1.63 years.

Future minimum lease payments as of December 31, 2020 are as follows:

2021	$	36,560
2022		13,504
2023		3,672
Total future minimum lease payments		53,736
Less: future interest payments		2,884
Present value of future payments	$	50,852

NOTE 4 - Subsequent Events

The Company has evaluated subsequent events occurring through REPORT DATE, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.